Exhibit 4.9

CONSTRUCTION AND ASSEMBLY AGREEMENT

CEMENTOS PACASMAYO S.A.A., a corporation organized and existing by virtue of the laws of the Republic of Peru, domiciled for the purposes hereof at Calle La Colonia N° 150, Urb. El Vivero, Santiago de Surco, Lima, represented by Messrs. Humberto Reynaldo Nadal del Carpio, National Identity Card No. 07785454, and Carlos Julio Pomarino Pezzia, National Identity Card No. 07854255 duly authorized pursuant to powers of attorney registered under Minutes of the Board of Directors, hereinafter referred to as “CPSAA”, as party of the first part;

and, as party of the second part:

CONSORCIO CEMENTOS PIURA, RUC (Registro Único de Contribuyentes [Tax Payer Identification] No. 20553869944, organized by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C., and JJC – Schrader Camargo S.A.C., by virtue of the laws of the Republic of Peru, domiciled for the purposes hereof at Avda. República de Chile 388, piso 9, Jesús María, Lima, represented by Mr. Juan Pedro Vicente Portaro Camet, identified by National Identity Card No. 08236569, and Mr. Erwin José Lucich Reátegui, identified by National Identity Card No. 06414355, duly authorized pursuant to power of attorney issued before Notary Public Julio A. del Pozo Valdez, hereinafter referred to as the “CONTRACTOR”.

BACKGROUND INFORMATION

CPSAA is an open corporation existing under the laws of the Republic of Peru, the purpose of which consists mainly of the manufacturing and marketing of cement, quicklime, aggregate materials, ready-mix concrete, prefabricated materials and other construction materials. CPSAA is interested in the construction of the Plant as part of the development of its activities.

The CONTRACTOR states that it is a company dedicated to the construction of civil works and electromechanical assemblies of all kinds, purpose for which it is skilled and has a structure, knowledge, technical expertise and specialist personnel, and that it is fully qualified to provide construction services and to honor the obligations set forth herein in the time frame, location, and amount required by CPSAA.

In order to build the Plant, CPSAA entered into Supply Agreements and called for private bids for the execution of the Work.

For the purposes of bidding, CPSAA submitted the Referential Blueprints as shown in Appendix 1, the Quantity List for quoting as shown in Appendix 2, and the “Division of Responsibilities” document (D.O.R.) as shown in Appendix 21.

A series of questions posed during the bidding process, which were cleared by CPSAA, and are attached hereto as Appendix 3.

The CONTRACTOR submitted a Technical-Economic proposal to CPSAA, attached hereto as Appendix 4, which was executed according to the general information made available by CPSAA. Additionally, the CONTRACTOR submitted an Initial Work Execution Schedule, attached hereto as Exhibit 5, and its Considerations and Exceptions to the Proposal that constitute Appendix 6 of this Agreement.

CPSAA awarded the CONTRACTOR the execution of the Work described herein by means of communication dated July 17, 2013, attached hereto as Appendix 7.

The CONTRACTOR accepted the award and expressed its commitment to participate through letter dated July 25, 2013, attached hereto as Appendix 8.

In this respect, the CONTRACTOR signs this Agreement in order to formalize its commitment to the execution of the Work.

SECTION 1

Purpose of the Agreement

By virtue of this agreement, CPSAA entrusts the CONTRACTOR, and the CONTRACTOR undertakes to execute the Work, in the terms and to the extent set forth in Technical-Economic Proposal of the CONTRACTOR, and under the conditions established in Appendices 4, 5, and 6, the CONTRACTOR being thus obliged to deliver the Work at the full satisfaction of CPSAA within the Term of Execution set forth in Section 9.4.

CPSAA, either directly or through the Project Supervisor appointed in the Definitions and in Section 16.3, shall verify the performance of the Agreement, and shall also demand the proper and timely fulfillment of the services assumed by the CONTRACTOR. Furthermore, it is expressly established that the CONTRACTOR must follow the instructions of Loesche GmbH and Thyssenkrupp for the installation, and provide the required assistance for the pre-commissioning and commissioning of Loesche Equipment and Polysius Equipment, with the corresponding reimbursement of costs incurred, all of the above under the coordination and direction of CPSAA.

Any specialized tools required for said pre-commissioning and commissioning shall be supplied by CPSAA.

SECTION 2

Scope of Work

The Scope of the Work forming the subject matter hereof comprises all those primary and secondary activities listed in the Agreement and Technical-Economic Proposal of the CONTRACTOR.

The Scope of the Work includes, but is not limited to, the following items:

2.1

The CONTRACTOR shall provide the assistance required by CPSAA to Thyssenkrupp Resource Technologies GmbH, Thyssenkrupp Industrial Technologies Ltda., and Polysius Ingeniería y Servicios del Perú S.A. (collectively Thyssenkrupp) and Loesche GmbH for the installation and commissioning of Loesche Equipment and Polysius Equipment, under the direction of CPSAA, and must grant them both the resources necessary for the proper execution of their work, and to which the CONTRACTOR has access, including the information and support for personnel that the CONTRACTOR had assigned to the Work pursuant to the schedule and the list of resources stipulated to this end by CPSAA, Thyssenkrupp and Loesche. Said resources shall be made available to CPSAA and said suppliers at the rates agreed in this Agreement.

2.2	The CONTRACTOR agrees to execute the Work in strict adherence to the terms stipulated herein and in Appendix 4 hereof.

The CONTRACTOR acknowledges and has inspected the location in which the Work will be executed, the nature of the terrain, topography, access roads, transportation facilities, communications; local conditions and facilities, manpower resources, materials and, generally, all those conditions which may somehow affect the execution of the Work, pursuant to the information submitted by CPSAA during the bidding process. Furthermore, the CONTRACTOR states to have considered all these conditions in order to determine the price or Value of the Agreement, the Term of Work and, generally, all the conditions set forth in the Agreement, thus waiving the right to request or claim a change in the agreed price on the grounds of ignorance or mistake, except in the case of conditions different to those reported by CPSAA during the bidding process or latent defect, which may correspondingly give CONTRACTOR the right to be granted longer terms and/or higher costs, always subject to the conditions set forth in Section 8. It is expressly agreed that longer terms and/or higher costs will be accepted only when the unforeseen conditions affect the critical path of the Work.

2.3	Upon execution of the Agreement, the CONTRACTOR is required to have presented the Project Supervisor with: (i) the Initial Work Execution Schedule prepared using the Primavera P6 scheduling software, duly detailed at the building level in the case of foundations and steel structures, and at the Equipment level in the case of electromechanical assembly, including the critical path and manpower resources, Equipment and an Appraised Schedule (ii) the Technical-Economic Proposal broken down to the same levels as the Initial Work Execution Schedule, including General Costs itemized as fixed and variable, (iii) Analysis of Unit Costs, (iv) Manpower Histogram, (v) Equipment Histogram, (vi) Flowchart and Table of Appointed Work Personnel, (vii) HSEC Plan, (viii) QA Plan, (ix) Mobilization Plan, and (x) General Schedule—Four Week Look Ahead that considers the recovery from any deviation from progress that may have occurred and the Plan Completion Percentage (PCP); the presentation must be updated on a weekly basis. According to the Initial Work Execution Schedule, and within a 15-day period after approval of the Information Submission Schedule, CONTRACTOR and CPSAA shall fix the starting date and the Base Work Execution Schedule, as well as the method for daily, weekly and monthly reports on the progress of the Work and the use of manpower and Equipment. The technical specifications and plans for the construction and assembly shall be provided by CPSAA pursuant to the Information Submission Schedule agreed to by the parties, which is attached hereto as Appendix 9.

2.4	The metal structures, equipment and machinery, piping, electrical and instrumentation materials to be installed as listed in Appendix 21, will be provided by CPSAA. The supplies to be provided by CPSAA shall be delivered to the CONTRACTOR at the Work locations previously agreed by the parties, by truck, and within the terms set forth in the Base Work Execution Schedule.

2.5	CPSAA and CONTRACTOR shall provide quality certificates for all the materials and equipment supplied.

Furthermore, the following items shall be considered:

2.6	CPSAA undertakes to hand over the terrain for the normal execution of the Work, according to the locations previously established by mutual agreement.

2.7	CPSAA shall deliver the steel reinforcing and the premix concrete at the Work location agreed by the parties, by truck, as well as the necessary concrete pumps for the structures that may require them, at no cost to the CONTRACTOR, who shall prepare the respective supply schedule. The accepted waste shall be no more than 3% in both cases.

SECTION 4

Responsibilities of the CONTRACTOR

The CONTRACTOR agrees to the following terms:

4.1	To provide all technical and administrative skills in order to execute the Work, as well as the machinery, consumables, equipment, and construction tools as covered within the scope of this Agreement.

4.2	The CONTRACTOR is specifically responsible for the following:

4.2.1	The appointment of a Project Manager, who is responsible for the execution thereof, who must be present on-site, uninterruptedly, and during the weekly on-site coordination meetings with the Supervisors and the representatives appointed by CPSAA; therefore, said individual must also appoint his or her substitutes in case of absence. The CONTRACTOR has appointed Carlos Rizzo Coronel Zegarra as Project Manager.

4.2.2	The appointment of Work Resident Engineers for civil and electromechanical works, who must be present on-site, uninterruptedly, appointing their substitutes in case of absence accordingly. The CONTRACTOR has appointed Carlos Rizzo Coronel Zegarra as Resident Engineer for civil works and Julio Angel Ramírez Cavero as his substitute; furthermore, Sergio Iván Droguett Mege has been appointed as Resident Engineer for electromechanical works and Juan Alberto Lecaros Valdivia as his substitute.

4.2.3	The appointment of the Project Manager and the Resident Engineers has been previously approved by CPSAA. Their replacement will always require the same previous approval. The CONTRACTOR must proceed with said replacement within the 15-day period after this request has been received by CPSAA. It is established that any replacement of the aforementioned professionals that is carried out in violation of the terms set forth in this Section, shall give rise to a penalty of S/.25,000.00 (Twenty Five Thousand and 00/100 Nuevos Soles) plus General Sales Tax if the Project Manager is replaced, and/or S/.12,000.00 (Twelve Thousand Nuevos Soles and 00/100 Nuevos Soles) plus General Sales Tax if it concerns the replacement of any of the Resident Engineers.

4.2.4	The availability of specialized and non-specialized manpower to execute the works within the agreed term, pursuant to the contents of the manpower histogram that is to be detailed in the Base Work Execution Schedule for approval by the parties.

4.2.5	The availability of all the machinery, mechanical and electrical equipment, tools, and instruments necessary for the proper and timely execution of the Work. The CONTRACTOR shall also provide transportation for the materials, equipment, machinery, or parts from the agreed storage locations at the Work premises to the installation locations. Furthermore, The CONTRACTOR must provide scaffolding, safety devices, lighting, transport, and anything else required to honor the obligations undertaken by virtue of this Agreement.

4.2.6	The installation of offices, warehouses, workshops, and bathrooms in the areas designated by CPSAA in the Work premises.

4.2.7	The CONTRACTOR shall provide CPSAA with the list of personnel involved in the Work, including their positions and general applicable law. This list must be updated on a monthly basis until the Work is completed.

4.2.8	All personnel of THE CONTRACTOR are, in accordance with the law, required to undergo pre-employment and post-employment medical examinations, in addition to periodic medical examinations whilst employed.

4.2.9	THE CONTRACTOR undertakes to maintain all Work related information updated and, during the weekly or monthly coordination meeting, provide the Project Supervisor with at least the following information:

a.	Work Progress Schedule (as a GANTT and PERTCPM chart) indicating each item’s current status and its respective value, in printed and/or electronic format, on the closing day of each week or 48 hours prior to conducting the aforementioned coordination meeting.

b.	Schedule of the main work to be executed over the following four (4) weeks, including concrete casting.

c.	Safety report for the previous week.

d.	Quality report for work executed, records, and control tests.

e.	Quality certificates for the materials received at the site

f.	Calibration certificates for construction equipment and/or tools.

g.	Schedule for assessing Non-Conformities

h.	Monthly photographic report of executed activities.

4.2.10	The CONTRACTOR is also required to present the Project Supervisor with weekly and monthly consolidated reports on the progress of the Work and the use of manpower and equipment.

4.2.11	During execution of the Work, the CONTRACTOR is responsible for the cleanliness and order of the areas provided by CPSAA. Upon completion of the Project, any accessories, temporary constructions, etc. that have been installed must be removed.

4.2.12	The CONTRACTOR is then required to categorize and transport said material to the dump site designated by CPSAA within the Work site.

4.2.13	If the CONTRACTOR fails to honor the obligations set forth in this Section, CPSAA shall demand compliance in writing, granting a minimum period of 15 days for execution. If the agreed period expires without THE CONTRACTOR having complied with the requested of CPSAA, the latter may instruct a third party to honor such obligations at the expense of THE CONTRACTOR.

4.3	THE CONTRACTOR shall be responsible for the safekeeping of materials, machinery, and equipment after they have been delivered by CPSAA, together with the subsequent unpacking process. All packing material must be stored in the corresponding area designated by CPSAA within the Work site. Furthermore, the CONTRACTOR is required to provide security and surveillance personnel during the work execution period, and shall be responsible for the safety and integrity of all materials, parts, equipment, and machinery supplied by CPSAA during execution of the work, as well as the materials, machinery, tools, and equipment relating to the scope stipulated herein. THE CONTRACTOR shall assume said responsibility from the delivery date of said parts, equipment, and/or machinery until the Partial Acceptance of each process or area to the satisfaction of CPSAA.

4.4	For the delivery of materials, machinery, and equipment supplied by CPSAA, the CONTRACTOR shall appoint the appropriate personnel to jointly inspect it with CPSAA and/or the Project Supervisor, after which the corresponding certificates of receipt shall be signed. Any observation regarding reported physical damage or missing items during this inspection, utilizing due diligence, must be recorded in said certificates. Upon receipt, without any reported observations, of the materials, machinery, and equipment, THE CONTRACTOR may not submit any claim or dispute that aims to enervate its responsibility where it concerns physical damage or missing items, with the exception of those observations that could not have been reasonably detected upon being received. The CONTRACTOR must inform CPSAA of any observations regarding quality or operation as soon as the results of the commissioning and/or dry-run tests of individual equipment have been obtained.

4.5	The installation of the equipment and parts to be assembled must be performed in accordance with the Project Engineering and the manufacturer’s technical specifications, which must be included in the information presented to the CONTRACTOR.

4.6	The CONTRACTOR is also responsible for complying with the following observations:

4.6.1	To honor, and oblige its personnel to honor, the obligations required by the Applicable Law concerning labor, occupational health and safety, and the environment. Regardless of hierarchy, all Technical and Administrative personnel, belonging to either THE CONTRACTOR or its Sub-contractors, must be included in the respective payroll systems of THE CONTRACTOR or sub-contractor. Accordingly, it is expressly established that the legal relationship created by virtue of this Agreement is of a civil nature only. Consequently, there shall be no form of labor relationship with CPSAA, being the responsibility of the CONTRACTOR or Sub-contractor to honor all obligatory payments associated with the labor relationship (salaries, mobility, travel expenses, etc.) held with all personnel and workers contracted for the purpose of honoring its obligations stipulated herein

4.6.2	Payment of all social benefits, social security contributions, and other benefits, in accordance with current laws, to senior and/or junior employees, as well as its Sub-contractors.

4.6.3	Compliance with substantive and formal tax requirements. Accordingly, the CONTRACTOR shall declare and pay, to whomever it may legally concern, all tax obligations that, in accordance with the applicable law, must be declared and paid in accordance with this Agreement and/or the construction of the Plant and execution of the obligations provided for in the latter. Furthermore, the CONTRACTOR is required to declare and pay all that is required for conducting its business or professional activities. Under no circumstances shall the tax obligations deriving from the activities provided for herein be declared and paid by CPSAA. The CONTRACTOR is responsible for keeping up to date with all tax obligations before the tax authority and Peruvian labor authorities, as applicable. Any settlement, transfer, fine, readjustment, interest, or other charges or liabilities arising from the aforementioned items shall be the responsibility of the CONTRACTOR. In the event of any objection and/or requirement on the part of the tax authority, the CONTRACTOR shall proceed with the utmost diligence in order to provide the most expeditious solution to the discrepancy raised, thus avoiding potential losses to CPSAA.

4.6.4	Payment of Workers’ Compensation and Compensation for Time of Service derived from the payment of personnel who are contracted to execute the work. It is agreed that any claim submitted by personnel, by virtue of the Labor Regime, compensations, settlements, etc. shall not be the responsibility of CPSAA. If CPSAA is notified of any labor-related claim, it shall proceed to notify the CONTRACTOR, in writing and within 48 hours, attaching a complete copy of the claim received. If the CONTRACTOR fails to pay what is legally required, or does not respond to said claim with supporting documentation, CPSAA is authorized to deduct any pending valuations from THE CONTRACTOR and issue the corresponding invoice for reimbursement, or, if insufficient, execute the guarantees and bonds that were granted, if the CONTRACTOR fails to honor said payment after having been requested to do so by CPSAA. Likewise, if the CONTRACTOR is unable to provide evidence of compliance with any of its labor-related payments and/or those of its Sub-contractors, or clear any claim submitted by its workers and/or the workers of its Sub-contractors, or provide evidence that such a claim lack basis, CPSAA may withhold the amount in question until the CONTRACTOR is able to provide evidence of compliance with its labor-related payments and/or those of its Sub-contractors, and/or the clearance of any claim submitted by its workers and/or the workers of its Sub-contractors, or provide evidence that such a claim lacks basis.

4.6.5	Any labor-related claims submitted by the workers of the CONTRACTOR or its Sub-contractors that result from causes attributable to the CONTRACTOR, shall not justify the extension of the term or the increase in the costs of the Work.

4.6.6	The CONTRACTOR shall compensate CPSAA for any claim presented to the latter as a result of the obligations of the CONTRACTOR in matters concerning labor, health and safety, or any accidents suffered by employees, operators, or Sub-contractors, undertaking to refund CPSAA immediately for any amount deemed necessary by said parties, provided that such claims are not attributable to CPSAA.

4.6.7	The CONTRACTOR is required to provide SCTR (Seguro Complementario de Trabajo de Riesgo [Complementary Workers’ Compensation Insurance]) for all its personnel or Sub-contractors involved in the Work, under the terms and conditions established in Act Nº 26790, and amending, supplementary, and related provisions, the coverage of which must include health risk prevention, disability prevention, and funeral costs as a result of engaging in high-risk work. All workers who, during the execution of this Contract, are required to be contracted by the CONTRACTOR in order to carry out the Work, must be included as mandatory affiliates for this insurance.

4.6.8	The CONTRACTOR shall comply with all current legal requirements concerning the occupational health and safety of its personnel and its workers, as well as all CPSAA safety regulations, which the CONTRACTOR expressly acknowledges and fully understands. The Project Supervisor shall have the authority to make appropriate decisions in order to resolve any matter where it concerns health and safety in the execution of the Work.

4.6.9	The CONTRACTOR shall diligently work to enforce, honor, and oblige its Sub-contractors to honor, the safety instructions issued by the Project Supervisor in accordance with the Applicable Law, Good Construction Practices, and the Quality Plan. The CONTRACTOR undertakes to immediately remove any Sub-contractor, worker, or employee under its charge when the Project Supervisor and/or CPSAA orders so in the event of disability, discourtesy, disorder, or any other fault associated with the proper execution of the Work.

4.6.10	THE CONTRACTOR undertakes to cover and/or refund any administrative penalties, fines or similar that CPSAA has been required to pay, and that are attributable to the CONTRACTOR, provided that they are final as a result of completing all the corresponding administrative proceedings, and provided that no provisional order has been issued by a court suspending the effects thereof, no later than five (05) calendar days after CPSAA has presented the refund request; or, in all cases, shall allow these amounts paid by CPSAA to be deducted from what is owed, as provided for herein. This obligation shall be required provided that CPSAA has notified the CONTRACTOR and provided the received documentation within a maximum period of 48 hours after having received the first notification, such that the CONTRACTOR may duly act in its defense.

4.6.11	The CONTRACTOR shall be responsible for the cost of all safety means and measures de facto and in accordance with the Applicable Law, including the cost of required personnel and temporary installations, and all preventive safety measures necessary during execution of the Work, both individual and collective, including the permanent on-site presence of an appropriately equipped emergency medical facility during the different construction phases and commissioning of the plant.

4.6.12	The CONTRACTOR shall be responsible for compliance, on the part of its Sub-contractors, with the obligations established in this Section 4, as well as verifying such compliance.

4.6.13	Whenever required by CPSAA during execution of the Agreement, the CONTRACTOR shall undertake to provide the former with current documentary evidence of compliance with the obligations set forth in this Section 4.

4.6.14

Likewise, notwithstanding its responsibility in accordance with this Agreement, and without being limited by this Section, the CONTRACTOR shall, prior to commencement of the Work and maintaining, at all times on its own account and at its own cost, the validity of the insurance detailed in Appendix 22 (for the minimum coverages established therein), contract the services of highly regarded and prestigious insurance companies, to the satisfaction of CPSAA. Such insurance must include CPSAA as an additional beneficiary (with the exception of third party civil liability insurance). The CONTRACTOR shall, at its own expense, take out and maintain the validity of insurance policies, or, as applicable, guarantee that the Sub-contractors, at their own expense, take out and maintain the validity of insurance policies during execution of the Agreement and until the Final Acceptance Certificate is issued, which shall include the following coverages : (i) occupational accidents and social security for its employees and subordinates in accordance with the Applicable Law, (ii) insurance policies for vehicles and construction equipment, (iii) tort civil liability, (iv) land transportation of the equipment of the CONTRACTOR within the Work site, and (vi) civil liability insurance for vehicles, which covers all vehicles and construction equipment used by the CONTRACTOR or Sub-contractors in executing the work of the Plant. The policy amounts shall never fall below what is mandatory in accordance with the Applicable Law, and that the maintenance of such insurance shall not modify any of the obligations stipulated in the Agreement, except in the event of any violation of obligations on the part of the CONTRACTOR, including those stipulated in this Section. Prior to the commencement of the Work, the CONTRACTOR shall provide evidence that the insurance policies detailed in Appendix 22 have been taken out, are in force, and that the corresponding premiums have been paid. The CONTRACTOR shall notify CPSAA regarding all modifications to the policies detailed in Appendix 22 at least thirty (30) Days in advance, submitting legitimate copies of them when required to do so. Should the scope of the modification imply a variation of the content of Appendix 22, or the terms and conditions provided for in this Section, written agreement from both Parties shall be required. CPSAA shall be notified of any modification of the insured risk by the CONTRACTOR, so that it takes effect in the scope and conditions of the applicable insurance policies. In the event that the CONTRACTOR does not take out, or maintain the validity of, the insurance policies indicated in Appendix 22, CPSAA may take out and maintain the validity of any insurance and pay the premiums that are required for to such end. All payments made by CPSAA for taking out said insurance policies shall reduce the Value of the Agreement. The CONTRACTOR is required to present CPSAA with an updated copy of the respective policies, along with proof of payment of the corresponding premiums, whenever requested by CPSAA. In the event of an accident during construction of the Plant, which is likely to result in the payment of compensation, the CONTRACTOR must report the events to CPSAA and the corresponding insurance company within the maximum period of seven (7) Days after becoming aware of said accident, accepting responsibility for damages and losses that may be suffered due to lack of communication. The amounts received under the policies indicated in Appendix 22 must be designated for the replacement or repair of the scope lost, damaged, or destroyed.

It is agreed and understood, with regard to each insurance stipulated in this Section, that the excess, deductibles, and exclusions established in each of these insurance coverages shall be the responsibility of the CONTRACTOR. Notwithstanding the above, it shall be in no way considered to be the responsibility of the CONTRACTOR, nor the exclusions, excesses, or limits included in the policies detailed in Appendix 22, where it concerns events that are attributable to CPSAA. Bound to the appropriate protection of confidentiality, the CONTRACTOR undertakes to notify CPSAA in writing regarding: (i) The amount of reasonable and justified information requested by the insurance company in writing at all times, even in the event of an accident; (ii) The amount of reasonable and justified information recommended at all times in writing by the insurance broker (either CPSAA or the CONTRACTOR), which is presented to insurers with respect to each policy; and, (iii) Any reasonable information that the CONTRACTOR, while acting in good faith, may deem to be important for the corresponding insurance coverage.

4.7	The CONTRACTOR must, notwithstanding the remaining obligations stipulated herein, fulfill the following obligations and responsibilities:

a)	Execute the Work in a diligent, professional, and careful manner, in accordance with this Agreement and pursuant to the Good Construction Practices, and in full compliance with the Applicable Law.

b)	Fully comply with the Applicable Law, paying particular attention to the Applicable Laws concerning the environment (including that provided for in the required environmental management document pursuant to Applicable Law), occupational health and safety.

Likewise, the CONTRACTOR undertakes to comply with all safety standards and the standards for good relations with communities of CPSAA, which the CONTRACTOR expressly acknowledges and fully understand.

c)	Execute the Work within the guaranteed terms and dates as stipulated in Section 9.

d)	Assume full responsibility for: (i) the adequacy, stability, and safety of the Work; (ii) the construction methods, procedures, instructions required during all phases of the Agreement, the construction of the Plant, and the execution of the Work; and, (iii) the adequacy, stability, and safety of all operations at the Site and the execution of the Work; always in accordance with the terms and conditions set forth herein, by the Applicable Laws, and by the Competent Authority

e)	Directing the construction of the Work until Final Acceptance.

f)	Security surveillance of the Site, the Work, and all equipment located or stored at the Site until final Acceptance.

g)	Reach the Final Acceptance phase within the term agreed in the Base Work Execution Schedule.

4.8

4.9	The CONTRACTOR is required to execute the Work in strict adherence to the Quality Plan, as per Appendix 13.

4.10	The CONTRACTOR acknowledges and has verified, prior to the date of signing this Agreement, that: (i) the soil conditions (excluding subsoil conditions) shown in Appendix 23, the environmental and climatic conditions, the conditions of the Site itself and its surroundings, as well as other determinants are to its satisfaction; and, (ii) there exists no problem with the transportation roads and the access roads connecting existing transportation roads with the Site.

4.11	The CONTRACTOR shall coordinate at all times with other participants in the Plant construction process, whether they be other contractors, companies, consultants, or suppliers directly contracted by CPSAA, including specifically, but not limited to, counterparts of CPSAA in Supply Agreements. To such end, the CONTRACTOR shall coordinate its own activities with those of the other participants, in adherence to that stipulated herein, its associated obligations, and the pertinent instructions issued by CPSAA, such that all activities provided for are executed in an ordered manner and do not affect the Base Work Execution Schedule or the Terms stipulated herein. In the event of any alteration, the impact in terms of cost and time is to be covered by the CONTRACTOR.

4.12	The CONTRACTOR must obtain, at its own expense and until the Provisional Acceptance Certificate is issued, all equipment and services required for the construction, installation, and assembly of the Work referred to in Appendix 4.

4.13	If CPSAA detects that the execution of the Work, which forms the subject matter hereof, deviates from the Base Work Execution Schedule with a delay in excess of 5% of the Work Progress, thus compromising compliance with the Terms agreed in Section 9, CPSAA may oblige the CONTRACTOR to prepare an action plan aimed at recovering the agreed Terms in order to rectify said deviation, representing no additional cost to CPSAA if such delays are attributable to the CONTRACTOR. The CONTRACTOR shall be required to perform the actions and work as necessary within the term agreed accordingly in the action plan, under the supervision and control of the Project Supervisor. If the delays are not attributable to the CONTRACTOR, CPSAA shall bear the costs in question.

4.14	The CONTRACTOR must report, in writing and within a maximum period of 48 hours after detection, the deviations and, in general, events and/or circumstances deemed necessary to rectify for the purposes of Plant construction and the execution of its obligations stipulated herein, as well as the corresponding alternatives to a solution. The CONTRACTOR shall be responsible for correcting said deviations and/or circumstances in order for the construction of the Plant and the execution of its obligations stipulated herein to remain unaltered or unaffected, with any associated impact in terms of cost and time to be covered by CPSAA.

4.15	The CONTRACTOR is required to implement and adopt any actions necessary to reduce damage to the environment and neighboring property to the Site as per the environment, health and safety plan. Said obligation also applies to its personnel, workers, and Sub-contractors located at the Site.

4.16	The CONTRACTOR is required to keep a record entitled “Construction Logbook”, which shall be valid for the Parties regarding the construction of the Plant and honoring the obligations provided for herein.

The Construction Logbook shall be used for recording all events such as orders, questions, responses, on-site authorizations, information requests, Change Order requests, on-site agreements, and observations. Reports prepared by the CONTRACTOR, meeting minutes signed by the Parties, and any other document addressed to the other Party, either physical or electronic, shall be considered to form a part of the Construction Logbook.

The Construction Logbook must have consecutively numbered pages, comprise an original and two (2) detachable copies, requiring the original to be kept in the office of the CONTRACTOR at the Site.

The Project Supervisor and the Project Manager are required to sign the Construction Logbook each day in order to validate its content.

If the Project Supervisor disagrees with any order or instruction issued by the Project Manager, or vice-versa, he or she must justify the reasons on which said disagreement is based, in writing, in the Construction Logbook.

The Construction Logbook must be kept in the office of the CONTRACTOR, located at the Site. Furthermore, the CONTRACTOR must attach the following documents to the Construction Logbook: (i) the technical files of the Plant; (ii) the Agreement, its addenda, and Change Orders; (iii) the contracts entered into with Sub-contractors; (iv) information on payroll, employment contracts, and all work-related documents of the CONTRACTOR and Sub-contractors subject to audit by the Competent Governmental Authority and CPSAA, if the latter are requested; and, (v) all other documents created by the CONTRACTOR or any communication and correspondence exchanged by the Parties during the execution of this Agreement. The CONTRACTOR shall grant CPSAA with access to all these records during business hours

4.17	The CONTRACTOR is required to honor the other obligations, commitments, and conditions provided for herein.

For clarification purposes, and notwithstanding the obligations on the part of the CONTRACTOR as stipulated herein, the Parties expressly state that “attributable to the CONTRACTOR” concerns any breach of this Agreement resulting from any act or omission of any of the Sub-contractors.

SECTION 6

Value of the Agreement

6.1	The reference value of the work covered in this Agreement is established in the Technical-Economic Proposal of the CONTRACTOR, attached hereto as Appendix 4.

6.2	The reference value of the work that forms the subject matter of this Agreement is S/. 283,466,344.82 (two hundred eighty three million, four hundred sixty six thousand, three hundred forty four and 82/100 Soles) plus General Sales Tax, itemized as shown in the Technical-Economic Proposal of the CONTRACTOR, attached hereto as Appendix 4. The amount indicated in this Item has been calculated based on the unit prices stipulated in Appendix 4, and in accordance with the reference information and measurements provided by CPSAA, and the discounts offered by means of letter dated June 11, 2013.

6.3	Taking into consideration that the value of the work established in Item 6.1 is a reference value, the Parties agree that according to the progress of the final Engineering design of the Project (responsibility of Thyssenkrupp Resources Technologies GmbH, Thyssenkrupp Industrial Solutions Ltda., and Loesche GmbH), the items initially quoted as unit prices shall be converted progressively as a lump sum, provided that the final engineering is in place for complete structures and specialty, and that the resulting work is in line with the conditions proposed during the Bid preparation phase on the part of the CONTRACTOR.

6.4	The Value of the Agreement as a lump sum, which is determined in accordance with Item 6.3 above, shall be fixed and shall not undergo any price variation, revision, or readjustment of any kind for the Scope of the Work, with the exception of that expressly stipulated otherwise herein. For the purposes of this Agreement, said value shall be denominated “Maximum Value of the Agreement (MVA)”.

The CONTRACTOR shall also be authorized to pay the Incentives that are detailed in Section 15.

6.5	In the event of the temporary suspension of work, either in part or in full, and for reasons not attributable to the CONTRACTOR, the CONTRACTOR shall present CPSAA with the corresponding valuation regarding unproductive costs, which are to be borne by CPSAA. CPSAA shall grant any associated term extensions, provided that the critical path of the Work is affected.

6.6	The creation of new fees, prices, contributions, municipal taxes, modifications to the mandatory safety and/or environment regulations, increases in civil construction salaries, or other changes that are brought about exclusively by way of governmental decisions, which have been created during the execution of the agreement and that determine a direct increase in Work costs, shall give rise to a recognition of additional costs in favor of the CONTRACTOR.

The Parties agree that in the event of a salary increase for Civil Construction manpower during the construction period provided for herein, provided it is recognized by the government, CPSAA shall be fully responsible for said increase in the manner stipulated by the legal instrument that puts it in place, including labor-related costs established by law and/or Collective Agreement. To such end. The CONTRACTOR is required to present CPSAA with all documentation and information requested by the latter, including payroll documents and any other requested document. The manpower corresponding to sub-contracts, which do not fall under the civil construction regime, shall not be affected by this readjustment.

The amount corresponding to General Expenses, included in the budget of the Agreement, may not be modified due to measurement variations or variations in the cost of manpower referred to Item 5.2., provided that they do not affect the work term or give rise to the need to incorporate more indirect resources that were not requested by CPSAA.

Should the execution of any additional works be required, the provisions of Section Eight shall be followed. The CONTRACTOR may not claim or appeal the subsequent inclusion of a cost that has been omitted when preparing said budget. Consequently, the Parties accept the budget specified in Appendix 2 attached hereto.

SECTION 9

Start Date, Term of Execution, and Validity of Agreement

9.1	The contractual obligations of CPSAA and the CONTRACTOR shall become effective and binding for the Parties, and this Agreement shall enter into full force from the date on which it is signed by all of its signatories, and to the extent that CPSAA has executed the first advance payment and the CONTRACTOR has presented CPSAA with the Performance Bond and Surety Bond for the advance payment, to its satisfaction.

9.2	This Agreement shall remain in force until the date on which the Final Acceptance Certificate is issued, notwithstanding the obligations that may need to be honored by either Party after said date, as provided for herein and by the Applicable Law.

9.3	The Parties shall agree upon a start date for the Work, which cannot exceed 15 Calendar Days after the last of the following events:

i.	Delivery of the terrain by CPSAA, with respect to the previously agreed work locations, and on the levels stipulated in the civil works engineering plans.

ii.	Delivery of the Engineering Delivery Schedule for Construction and Assembly by CPSAA, and;

iii.	Delivery of the technical specifications and plans by CPSAA in a volume that guarantees the continuity of the works, and in adherence to the Engineering Delivery Schedule for Construction and Assembly.

9.4	The contractual period stipulated for the completion and delivery of the works is 561 (five hundred sixty one) Calendar Days, which includes mobilization and demobilization and is calculated from the date indicated in Item 9.3, without considering the variations of scope, additional work, and other possible impacts, provided that they affect the critical path and/or have an impact on the construction and assembly sequence stipulated in the Base Work Execution Schedule.

9.5	Within 60 Calendar Days of the CONTRACTOR having delivered the Information Delivery Schedule and signing the Agreement, the Parties shall review the Base Work Execution Schedule, which shall be prepared by the CONTRACTOR. This schedule shall include details of the dates on which supplies must be delivered by CPSAA in order to ensure continuity in the execution of the works.

9.6	The CONTRACTOR guarantees that the Provisional Acceptance of each process shall be reached prior to the Provisional Acceptance Deadline, unless said period is modified in accordance with what is stipulated herein.

9.7	The CONTRACTOR guarantees that Work Completion shall be reached 561 days after the start date, as per item 9.3, unless said period is modified in accordance with what is stipulated herein.

SECTION 12

Penalties for Exceeding Deadlines

12.1	The CONTRACTOR guarantees that all Terms stipulated in Section 9 are honored. If said Terms are not honored for reasons attributable to the CONTRACTOR, and with the exception of any modification of the terms stipulated herein, the penalties detailed in this Section shall be imposed.

In the event that the Parties disagree on the imputation of the delay, the Parties, in accordance with Section 28 below, shall submit the discrepancy to the Arbitrator, to whose judgment the Parties expressly submit.

12.2	If the CONTRACTOR fails to the reach Provisional Acceptance phase by the Provisional Acceptance Deadline, for reasons attributable to the CONTRACTOR, and with the exception of any modifications of the terms established herein, the CONTRACTOR is required to pay CPSAA, as penalty for said delay, an amount equivalent to 2/10,000 of the Value of the Agreement for each Day delayed, until reaching the Provisional Acceptance phase.

Payment of the penalty provided for in this Item must be executed in accordance with the following:

a)	Payment of the penalty arising from any delays must be executed within the period of sixty (60) Days after the corresponding Day. CPSAA may deduct or pay any amounts owed by the CONTRACTOR as a penalty with those amounts that represent a debt that CPSAA has with the CONTRACTOR.

b)	Penalties arising from delays in the Provisional Acceptance shall replace any compensation for damages or losses that fall under the sole responsibility of the CONTRACTOR and are directly associated with said delay, provided that the limits authorizing CPSAA to terminate the Agreement are not reached.

c)	The Penalties arising from delays that are provided for in this Section shall not exceed ten percent (10%) of the Value of the Agreement.

d)	For the purposes of calculating the penalties arising from delays, the Value of the Agreement, including any of its agreed modifications, as applicable, is understood to be that stipulated in the corresponding Change Orders.

e)	Any penalties that must be paid by the CONTRACTOR shall not relieve the CONTRACTOR from its obligation to complete the Plant and reach the Provisional Acceptance phase, nor any of its other obligations or responsibilities stipulated herein.

f)	CPSAA shall not issue the Provisional Acceptance Certificate while any penalty payment owed by the CONTRACTOR remains pending.

g)	Notwithstanding the application of pertinent penalties, upon reaching the maximum limit for penalties arising from delays, as stipulated in paragraph c) above, CPSAA may terminate the Agreement on the basis of non-compliance on the part of the CONTRACTOR, in accordance with Item 18.

SECTION 13

Guarantees and Securities.

13.1	As collateral against each advance payment of 20%, the CONTRACTOR shall present CPSAA with one or several Performance Bonds issued by a first-rate banking institution that is authorized by the SBS (Superintendencia de Banca y Seguros y AFP [Superintendency of Banking, Insurance and Private Pension Funds]), which are joint and several, irrevocable, without benefit of discussion, unconditional, automatically enforceable and automatically convertible into cash, to the satisfaction of CPSAA, for an amount equal to the advance payment received in accordance with Section 7.1 herein, and for a term of six months, renewable with deduction of the repaid amount, until the advance payment is made in full.

13.2	In order to guarantee Proper Execution of the AGREEMENT upon being signed, the CONTRACTOR shall present a Performance Bond issued in favor of CPSAA by a first-rate banking institution that is authorized by SBS, which is joint and several, irrevocable, without benefit of discussion, unconditional, automatically enforceable and automatically convertible into cash, to the satisfaction of CPSAA, for S/. 28,346,634.48 (twenty eight million, three hundred forty six thousand, six hundred thirty four and 48/100 Soles), which is equivalent to 10% of the reference value of the AGREEMENT, as indicated in Section 6.1 above, for a period up until Final Acceptance. Said Performance Bond shall be updated upon obtaining the Maximum Value of the Agreement.

13.3	The aforementioned Performance Bond may be executed when the CONTRACTOR fails to rectify the defective execution that is verifiably attributable to the CONTRACTOR, up to the amount required to correct the defect. CPSAA shall notify the CONTRACTOR regarding the defect, in writing, and if the CONTRACTOR has not responded accordingly within a reasonable period agreed between the Parties, which shall not exceed thirty (30) Days, CPSAA may execute the bond for the amount required to correct the defects in order to repair them itself, notwithstanding the filing of corresponding legal actions.

13.4	In order to guarantee Proper Execution of the AGREEMENT, the CONTRACTOR shall present a Performance Bond issued in favor of CPSAA by a first-rate banking institution that is authorized by SBS, which is joint and several, irrevocable, without benefit of discussion, unconditional, automatically enforceable and automatically convertible into cash, to the satisfaction of CPSAA, for an amount equivalent to 5% of the Maximum Value of the AGREEMENT, for a term of 24 months commencing on the date of Final Acceptance.

13.5	The aforementioned Performance Bond may be executed when the CONTRACTOR fails to rectify the defects that appear during the Guarantee Period for reasons that are verifiably attributable to the CONTRACTOR, up to the amount required to correct the defect. CPSAA shall notify the CONTRACTOR regarding the defect, in writing, and if the CONTRACTOR has not responded accordingly within a reasonable period agreed between the Parties, which shall not exceed thirty (30) Days, CPSAA may execute the bond for the amount required to correct the defects in order to repair them itself, notwithstanding the filing of corresponding legal actions.

13.6	The CONTRACTOR guarantees, and takes responsibility for, the complete, timely, and proper execution of the Work contracted under the terms provided for herein, in strict adherence to the plans, technical specifications and regulations for construction, and undertakes to repair or reconstruct any defect, either partially or fully, in accordance with Section 1783 of the Civil Code. The CONTRACTOR expressly accepts the responsibilities stipulated in Sections 1782, 1783, and 1784 of the Civil Code. For the purpose of enforcing Sections 1782, 1783, and 1784 of the Civil Code, neither the Final Acceptance Certificate, nor execution of the final payment, nor the expiration of special guarantees of the Agreement, releases the CONTRACTOR from its obligations and legal and contractual responsibilities before CPSAA for the proper execution of the Work that forms the subject matter hereof. The term of five (5) years stipulated in section 1784 of the Civil Code is calculated from the date on which the Work Final Acceptance Certificate is issued. The CONTRACTOR is responsible for the quality offered and any latent defects in the construction. The CONTRACTOR is not responsible for the engineering supplied by CPSAA for executing the Work, for which reason it accepts no responsibility in the event that the Plant does not fulfill the purpose anticipated by CPSAA. The CONTRACTOR is required to correct, at its own cost, through the act of repair or replacement, and as promptly as possible, all defects found anywhere in the Work executed by the CONTRACTOR that may appear during the Guarantee Period, and is caused by incorrect construction or defective material used in the construction of the Work.

13.7	The CONTRACTOR is responsible for the care and proper use of material supplied by CPSAA.

13.8	The CONTRACTOR shall notify CPSAA, in writing, of any errors, omissions, or discrepancies detected in the plans, designs, or specifications, which must be addressed by CPSAA within a maximum period of six (6) Business Days.

The full liability of the CONTRACTOR towards CPSAA, in every respect, including penalties, is restricted to 10% of the Value of the Agreement. The obligation of the CONTRACTOR stipulated in Item 13.4 is not subject to this restriction. The Parties shall only address direct damage provided that it is caused by defects or poor execution of the Work. With the exception of duly substantiated gross negligence or fraud, no party shall address consequential or indirect damage, loss of earnings/profits, and/or production losses.

Lima, September 16, 2013.